                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (FINAL AMENDMENT)


                              ELCOR CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     COMMON STOCK, $1 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 284443-10-8
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                                (CUSIP Number)


                           STUART G. JOHNSTON, JR.,
                  12011 SHIRESTONE LANE, DALLAS, TEXAS 75244
                                (972)239-0763
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               OCTOBER 7, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 284443-10-8                                          PAGE 2 OF 3 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Mrs. Wanda P. Campbell
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


        00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


        United States of America
--------------------------------------------------------------------------------

                               7     SOLE VOTING POWER

          NUMBER OF
                                         98,300

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                       23,412
                               ------------------------------------------------

            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                         98,300

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                         23,412
-------------------------------------------------------------------------------

   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                        169,212

----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------

   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       1.91%

--------------------------------------------------------------------------------

  TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 284443-10-8                                          Page 3 of 3 Pages



Item 1.  Not amended.

Item 2.  Not amended.

Item 3.  Not amended.

Item 4. Item 4 is hereby amended by adding as the penultimate sentence thereof the following:

         Furthermore, to diversify her individual assets, Mrs. Campbell has disposed of additional shares of Common Stock (See Item 5).

Item 5. Item 5 is hereby amended by striking the final paragraph thereof and adding in its place the following two paragraphs:



        Mrs. Campbell in her individual capacity has effected the following dispositions of shares:

        Date            Transaction     No. of Shares   Price per share
        ----            -----------     -------------   ---------------
        10-7-97         Sale               297,259         32 1/2

        Accordingly, as of the date of this statement, Mrs. Campbell is beneficial owner of 169,212 shares of Common Stock, or approximately 1.91% of shares outstanding.

Item 6. Not amended.

Item 7. Not amended.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: October 9,1997


Signature:  /s/ STUART G. JOHNSTON, JR.
            ---------------------------------------------
Name/Title:     Stuart G. Johnston, Jr., Attorney-in-fact for
                Wanda P. Campbell, Individually and
                as Independent Executrix of the
                Estate of Roy Edwin Campbell, Deceased